UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 1-9059

BARRICK GOLD CORPORATION

(Registrant’s name)

Brookfield Place, TD Canada Trust Tower, Suite 3700

161 Bay Street, P.O. Box 212

Toronto, Ontario M5J 2S1 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

Exhibit 99.1 to this report on Form 6-K is furnished, not filed, and will not be incorporated by reference into any registration statement.

Exhibit 99.2 to this report on Form 6-K is hereby incorporated by reference into the Registration Statements on Form F-3 (File No. 333-206417), Form S-8 (File Nos. 333-121500, 333-131715, 333-135769, 333-224560) and Form F-10 (File No. 333-255874).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARRICK GOLD CORPORATION

Date: February 9, 2023	By:	/s/ Poupak Bahamin
Name: Poupak Bahamin
Title: General Counsel

EXHIBIT INDEX

Exhibits	Description

99.1	2022 Mineral Reserves and Mineral Resources Press Release dated February 9, 2023

99.2	Barrick Gold Corporation’s 2022 Mineral Reserves and Mineral Resources